

PRESS RELEASE

ENUCLEUS COMPLETES THE SALE OF 2.5 MILLION SHARES TO BARRON PARTNERS, LP

Chicago, IL, August 18, 2004 - eNucleus, Inc. (OTC: ENCU), a next generation application company that delivers proprietary software solutions for middle market healthcare, education, distribution, and financial services industries, announced today that they have completed the sale of 2.5 million shares of common stock at $0.40 per share with warrants to purchase 2.5 million shares of common stock at $0.60 per share and 1.0 million shares at $1.00 per share in a PIPE transaction.

John Paulsen, Chairman and CEO of eNucleus said, **"**This transaction propels us toward our goal of becoming the recognized leader in customized ebusiness solutions within our defined markets. The additional capital and extensive resources of Barron Partners will help position eNucleus for continued growth and success." eNucleus just reported its third consecutive quarter of profitability and continues to target strategic acquisitions within the healthcare, education, distribution and financial services industries.

About eNucleus

eNucleus (www.eNucleus.com) is a next generation application company that delivers robust software solutions to companies within the healthcare, education, distribution, insurance and financial services markets. The seamless and immediate exchange of critical business information provided by our software solutions allows our clients to run their businesses with maximum efficiency and profitability.

Corporate Contact:
John Paulsen, CEO
(231) 439-2708
investorrelations@enucleus.com